FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 16, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated December 16, 2009; and

2.

Material Change Report dated December 16, 2009 (re: December 16, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  December 16, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – December 16, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held in Vancouver, BC, on December 15, 2009.

At the Meeting, the following board members stood for election and were duly elected to hold office until the next Annual General Meeting:  Raul Ferrer, Richard Fifer, David Kaplan, David Levy and Daniel Small.  In addition, Ernst & Young LLP, Chartered Accountants, was re-appointed as auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor.

Following the meeting, Richard Fifer, Petaquilla’s Chairman of the Board of Directors, provided the Company’s latest corporate presentation, which is also available for viewing on the Company’s website.

No other business was brought before the meeting.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

December 16, 2009

Item 3.

News Release

The Company’s news release dated December 16, 2009, was disseminated by Marketwire, Incorporated on December 16, 2009.

Item 4.

Summary of Material Change

The Company announces the results of its Annual General Meeting of Shareholders held in Vancouver, BC, on December 15, 2009.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated December 16, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Joao Manuel

Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Joao C. Manuel

Contact Telephone number:

604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – December 16, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held in Vancouver, BC, on December 15, 2009.

At the Meeting, the following board members stood for election and were duly elected to hold office until the next Annual General Meeting:  Raul Ferrer, Richard Fifer, David Kaplan, David Levy and Daniel Small.  In addition, Ernst & Young LLP, Chartered Accountants, was re-appointed as auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor.

Following the meeting, Richard Fifer, Petaquilla’s Chairman of the Board of Directors, provided the Company’s latest corporate presentation, which is also available for viewing on the Company’s website.

No other business was brought before the meeting.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.